Rikard D. Lundberg
December 23, 2013	Attorney at Law
303.223.1232 tel
303.223.8032 fax
rlundberg@bhfs.com

United States Securities and Exchange Commission

100 F Street, NE

Washington DC 20549

Attn.: Daniel L. Gordon, Accounting Branch Chief

Re:	Riviera Holdings Corporation
Form 10-K for fiscal year ended December 31, 2012
Filed April 1, 2013
File No. 0-21430

Dear Mr. Gordon:

In response to your letter to Michael Pearse dated December 10, 2013 and on behalf of the Company, in connection with the Company’s Form 10-K for the fiscal year ended December 31, 2012, the undersigned provides the following responses to the comments contained in your letter. The numbered paragraphs and headings below correspond to the numbering and headings set forth in the comment letter. To assist in your review, the comments are highlighted in bold below and are followed by the Company’s responses. References to “we,” “us” or “our” in the responses below refer to the Company.

Form 10-K for fiscal year ended December 31, 2012

Goodwill, Intangibles and Other Long-lived Assets, page 36

1.             We note that at October 1, 2012, an impairment indicator existed related to your long-lived property and equipment. Please tell us and disclose the asset wherein an impairment indicator was noted, the impairment indicator observed, and the results of your testing supporting the carrying value of the asset and your determination that an impairment was not required. In your analysis, please provide to us the estimated undiscounted cash flows of the asset as well as carrying value of the asset in question.

Company Response: The reference to “asset” on page 36 represents all assets and liabilities of the Riviera Hotel & Casino in Las Vegas, Nevada. We followed this approach as our separate long-lived assets do not have identifiable cash flows independent of the cash flows of other assets and liabilities and cannot be identified with a specific asset group that has identifiable cash flows. As such, we have evaluated our long-lived assets on an entity wide level and considered whether or not sufficient cash flows would be generated to recover the carrying amount of all assets (liabilities) of the Company as discussed in ASC 360-10-35-23 through 27.

The impairment indicator observed related to the fact our actual operating results varied significantly from our approved business plan and forecast. While our business plan and forecast upon emergence from bankruptcy did anticipate operating losses in subsequent years, the actual losses significantly exceeded those estimates. In the third quarter of 2012, as actual results continued to be significantly lower than forecast, we adjusted our forecast downward. With the revisions to our forecast, we performed an interim impairment analysis which resulted in an interim impairment charge to goodwill of $11.2 million as of September 30, 2012. We retained a third party valuation company to assist us in performing our annual impairment test related to goodwill and other intangible assets and a recoverability test associated with our long-lived property and equipment. In accordance with ASC 350-20-35-31, the test for recoverability under ASC 360-10 was performed before the goodwill impairment test. As a result of our annual impairment test and as disclosed in Note 5 to our December 31, 2012 consolidated financial statements, we recorded an additional impairment charge to goodwill of $13.6 million to effectively write off the entire goodwill balance.

410 Seventeenth Street, Suite 2200
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bhfs.com	Brownstein Hyatt Farber Schreck, LLP

December 23, 2013

As our recoverability test was on an entity-wide basis, we deemed it appropriate to perform the recoverability test by comparing the carrying value of our net assets, less restricted cash related to the sale of our Black Hawk, Colorado property, plus interest-bearing debt, to our undiscounted cash flows, as follows:

Net asset carrying value as of October 1, 2012 (annual measurement date)	$133,286,000
Less: Restricted cash related to sale of our Black Hawk, Colorado property	(80,916,000)
Plus: Interest-bearing debt	75,648,000
128,018,000

Debt-free net cash flow (undiscounted cash flows)	130,072,000
Excess over carrying-value	$2,054,000

As the undiscounted cash flows of the asset group exceeded its carrying value, we determined that no impairment was present. The undiscounted cash flow analysis assumed no growth in revenues for 2013, a 1% growth rate for 2014 through 2018 and a 2% growth rate for years 2019 through 2031, at which time a disposition value was applied. The forecast was run through 2031, as this date was consistent with the expected useful life of our buildings and improvements, our primary asset generating cash flows.

In our December 31, 2013 Form 10-K, we will provide the following revised disclosure in our Management’s Discussion and Analysis of Financial Condition and Results of Operations section:

Long-lived assets, primarily property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. Our long-lived assets comprise a single asset group for evaluation purposes. We evaluate whether an impairment indicator occurs primarily based on progress achieved against our business plan. To the extent an impairment indicator has occurred, recoverability of assets to be held and used is measured by a comparison of the net carrying value to estimated undiscounted future cash flows expected to be generated. If the carrying amount of net assets exceeds the estimated undiscounted future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the net assets exceed the fair value. During 2012, an indicator of impairment was noted; however, there was no impairment recognized as the carrying amount of net assets was determined to be recoverable.

Consolidated Statements of Cash Flows, page F-6

2.             Please tell us how your presentation of aggregating operating, investing, and financial cash flows from discontinued operations into a single line item complies with ASC Topic 230-10-45-24.

December 23, 2013

Company Response: For purposes of reporting cash flows from discontinued operations, we have consistently combined the cash flows from discontinued operations with cash flows from continuing operations within each cash flow statement category (i.e., no separate disclosure of cash flows from discontinued operations in the statement of cash flows) for all periods presented. The Staff expressed this was an acceptable method of presenting cash flows from discontinued operations at the 2005 AICPA National Conference on Current PCAOB and SEC Developments.

As disclosed in Note 12 to our December 31, 2012 consolidated financial statements, the assets of discontinued operations held for sale included cash of $5,936,000 as of December 31, 2011. No assets of discontinued operations held for sale remained on our balance sheet as of December 31, 2012. The $5,936,000 reduction in cash included in assets of discontinued operations held for sale during the year ended December 31, 2012 was included in our overall decrease of cash and cash equivalents of $12,784,000. However, because a portion of our cash was not presented within the cash and cash equivalents caption on the face of our balance sheet, the overall decrease of cash and cash equivalents of $12,784,000 did not reconcile to the change in cash and cash equivalents on the face of the balance sheet.

As such, we included a line item showing the change in cash from discontinued operations on the face of the statement of cash flows solely for the purpose of reconciling the beginning and ending cash and cash equivalent balances on the face of the balance sheet as required by ASC 230-10-45-24 which states, “a statement of cash flows for a period shall report net cash provided or used by operating, investing, and financing activities and the net effect of those flows on cash and cash equivalents during the period in a manner that reconciles beginning and ending cash and cash equivalents.”

Acknowledgment

With respect to the preceding responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please do not hesitate to contact me. Thank you.

Regards,

/s/ Rikard Lundberg

Rikard Lundberg